SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Dividend Distribution Policy

Index

1.	Introduction	3
2.	Net Income Destination	4
3.	Fiscal Year	5
4.	Declaration of Dividends	6
5.	Who is entitled to receive Dividends	6
6.	Mandatory Dividend	6
7.	Interim Dividends and Interest on Shareholder’s Equity	6
8.	Payment of Dividend	7
9.	Prescription	8
10.	Glossary	9
11.	Queries	10

Dividend Distribution Policy

1.    Introduction

Centrais Elétricas Brasileiras S.A – Eletrobras (hereinafter referred to as “Eletrobras" or "Company”) plays a significant role in the Brazilian electric sector, as a leading company in the generation and transmission of electric energy, it strives to adequately compensate its shareholders and contribute to the country's energy security and sustainable development.

Eletrobras, by means of this Dividend Distribution Policy, aims to establish the rules and procedures relating to the distribution of dividends, in a transparent manner and in accordance with the law, statutory provisions and other internal rules.

The decision to distribute dividends and other proceeds takes into account a number of factors and variables, such as the Company's results, financial situation, cash requirements, future prospects of performance in current and potential markets, existing investment opportunities, maintenance and expansion of productive capacity.

This Dividend Distribution Policy aims to ensure the continuity and short, medium- and long-term financial sustainability of the Company, based on the need for financial flexibility and stability to operate its business. This policy is merely descriptive, setting out the main rules and policies applicable to the distribution of dividends by Eletrobras, pursuant to:

(i)     Law No. 6,404 dated December 15, 1976, and subsequent amendments ("Brazilian Corporate Law”);

(ii)    Law No. 3,890-A dated April 25, 1961, and subsequent amendments;

(iii)    Law No. 9,249 dated December 26, 1995, and subsequent amendments;

(iv)   Law No. 13,303 dated June 30, 2016;

(v)    Decree No. 8,945 dated December 27, 2016;

(vi)   Decree No. 2,673 dated July 16, 1998, and subsequent amendments;

(vii)   CVM Instruction No. 480 dated December 07, 2009, and subsequent amendments;

(viii)  CVM Instruction No. 481 dated December 17, 2009, and subsequent amendments;

(ix)   Eletrobras's Articles of Incorporation effective as of this date;

(x)    Other specific legislation applicable to Eletrobras, as a government-controlled company; and

(xi)    Resolutions of the Board of Directors and/or Eletrobras Shareholders' Meeting.

With respect to corporate governance, Section 1.2 of the "Code of Ethics and Conduct", states that Eletrobras companies should "manage their businesses independently, in order to strengthen their economic and financial position, adopt transparent policies and guidelines regarding investments, dividend distribution and economic and financial position, and protecting their assets and reputation" (The "Code of Ethics and Conduct" is available at: www.eletrobras.com/instrumentosgestaoepoliticas).

Dividend Distribution Policy

The information contained in this document regarding the distribution of dividends will apply, where applicable, to the payment of interest on shareholders' equity. The current version of this Dividend Distribution Policy was approved by the Company's Board of Directors in a meeting held on June 30, 2017, and any subsequent amendment or revision shall also be submitted to it.

In the event of changes in the rules and/or policies, this description, we will review and update it as appropriate to reflect those changes and will also be communicate to the market in a timely manner.

2.    Net Income Destination

Paragraph one of article 46 of the Eletrobras's Articles of Incorporation grants Shareholders the right, in each fiscal year, to declare dividends and/or interest on Shareholder’s equity of not less than twenty-five percent (25%) of the adjusted net income, as required by the Brazilian Corporate Law and subsequent amendments.

Pursuant to the Brazilian Corporate Law, dividends may only be distributed, after deduction, before any participation, of retained earnings and provision for Income Tax. The Brazilian Corporate Law authorizes the Company to pay dividends from net income for the fiscal year, retained earnings or profit reserve (excluding legal reserve).

The Eletrobras's Articles of Incorporation do not authorize the use of its capital reserve to pay dividends.

Eletrobras's Articles of Incorporation set out the following regarding the net profit, if any, for the fiscal year:

(i)           five percent (5%) will be allocated, prior to any other purpose, to the legal reserve, up to the maximum limit set forth under Brazilian Corporate Law, which is currently twenty percent (20%) of the corporate capital;

(ii)          one percent (1%) may be allocated to a reserve for studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two percent (2%) of the paid-up corporate capital;

Dividend Distribution Policy

(iii)         fifty percent (50%) may be allocated to the investment reserve of the electric power public utility concessionaires, whose accumulated balance may not exceed seventy-five percent (75%) of the paid-up corporate capital; and

(iv)         up to one percent (1%) may be used to cover the provision of social assistance for the Company's employees, subject to the limit of one percent (1%) of the paid-up capital.

In addition, as provided for in article 196 of the Brazilian Corporate Law, the Company may, by resolution of the General Shareholders' Meeting, approve a proposal from its Management to retain part of the net income for the year provided for in a previously approved capital budget. The Fiscal Council shall express its opinion on the mentioned proposed capital budget.

The class "A" preferred shares will have priority in receiving the dividends distributed in each fiscal year at the rate of eight percent (8%) per annum over the capital related to that type and class of shares, to be apportioned equally, in accordance with paragraph one of Article 8 of the Eletrobras's Articles of Incorporation.

The class "B" preferred shares, in turn, will have priority in receiving the dividends distributed in each fiscal year at the rate of six percent (6%) per annum over the capital related to those shares, to be apportioned equally, in accordance with paragraph two of Article 8 of the Eletrobras's Articles of Incorporation.

The preferred shares will participate, under equal conditions, with the common shares in the distribution of the dividends in each fiscal year, after having secured to the common shares a dividend whose value is the lowest of those attributed to the preferred classes. The preferred shares have the guaranteed right to receive dividends distributed in the fiscal year, for each share, at least ten percent (10%) higher than those attributed to each common share in the respective fiscal year, as provided in paragraphs Three and Four of Article 8 of the Articles of Incorporation.

3.    Fiscal Year

The Company's fiscal year runs from January 1st through December 31st of each year.

Dividend Distribution Policy

4.    Declaration of Dividends

Eletrobras's Articles of Incorporation determine that an Annual Shareholders' Meeting will be held by April 30 each year, at a date and time previously set, to resolve, among other matters, the allocation of net income for the year and the declaration of dividends.

5.    Who is entitled to receive Dividends

Under the Brazilian Corporate Law, dividends are payable to shareholders registered as holders or beneficiaries ("usufrutuários") of the shares, on the date of the declaration of dividends and/or interest on shareholders' equity. The dividends are declared according to item 4 above.

6.   Mandatory Dividend

The mandatory dividend, as provided for in Article 202 of the Brazilian Corporate Law, corresponds to the minimum portion of net income that the Company must distribute to its shareholders.

According to paragraph one of Article 46 of Eletrobras's Articles of Incorporation, mandatory dividends may not represent less than twenty-five percent (25%) of the adjusted net profit pursuant to Article 202 of the Brazilian Corporate Law.

Under the Brazilian Corporate Law, mandatory dividends may not be distributed in a fiscal year in which the Company's management determines, at the Annual Shareholders' Meeting, that it would be incompatible with the Company's financial situation to distribute mandatory dividends. Profits not distributed in the scenario described above, if not absorbed by losses in subsequent years, will be distributed as soon as the Company's financial situation permits it.

Under the Brazilian Corporate Law, the distribution of the mandatory dividend may be limited to the amount of net income for the relevant year, and we must record as unrealized profit reserve. The amounts recorded as unrealized profits reserve, when realized and if not absorbed by subsequent losses, will be added to the next declared dividend.

7.   Interim Dividends and Interest on Shareholder’s Equity

The Company’s Board of Directors may resolve on the interim dividend declaration and the payment of interest on shareholders' equity, by proposal of the Executive Board, pursuant to item XXII of Article 26 of the Eletrobras's Articles of Incorporation.

Dividend Distribution Policy

In accordance with paragraph three of Article 46 of Eletrobras's Articles of Incorporation, the amount of interest paid or credited as interest on shareholders' equity, under paragraph seven of Article 9 of Law No. 9,249 dated December 1995, may be attributed to holders of common shares and the minimum annual dividend of preferred shares, including such amount to the amount of dividends distributed by Eletrobras, in the year in question, for all legal purposes.

8.   Payment of Dividend

Dividends must be paid within sixty (60) days from the date they are declared, unless otherwise decided during the Annual Shareholders' Meeting, in which case such payment shall occur within the same fiscal year in which the dividends have been declared by the Annual Shareholders' Meeting.

Paragraph two of Article 46 of the Eletrobras Articles of Incorporation establishes that the amounts of dividends and interest on shareholders' equity, payable to shareholders, will be subject to financial charges set forth in the specific legislation in force, as of the end of the fiscal year up to the effective date of collection or payment, without prejudice to the incidence of interest for late payment, when such collection is not made on the date set by the Annual Shareholders' Meeting.

Currently, paragraph four of Article 1 of Decree No. 2,673 dated July 16, 1998, determines that the Special System for Settlement and Custody - Selic, published by the Federal Revenue Office, will apply to the amounts of dividends and interest on shareholders' equity, payable to shareholders,  calculated as of the end of the relevant fiscal year.

Upon resolution of the Board of Directors, interest on shareholders' equity may be payable to the shareholders, under the terms of the applicable legislation. The amount paid or credited as interest on capital may be attributed to the mandatory dividend, integrating such amount for all legal purposes.

Unlike the dividend, the payment of interest on shareholders' equity is not exempt from taxation, and is currently subject to withholding tax at the current rate(s), except in the case of shareholders exempt from such tax.

The payment will be made by the Financial Institution depositary of the book-entry shares of Eletrobras. So that the shareholders of the Financial Institution depositary of Eletrobras shares, or other banks, that are duly filled and updated, will have their rights automatically credited to their bank account at the date of payment.

Dividend Distribution Policy

For those shareholders whose registration does not contain "Bank/Agency/Current Account" details, the amounts to which they are entitled will be credited on the date in which their registration is updated and complete in the electronic files of the Depositary , through its agents.

For the shares deposited in the Fungible Custodies of the Stock Exchanges, the payment will be credited to the respective Stock Exchanges, which, through the brokerages, will be responsible for passing it on to the shareholders

The Shareholders holding bearer shares may attend any branch of the Depositary , with a Personal Identification Number (CPF), original and valid Identity Card (RG), proof of residence and certificates with the respective coupons, so that the shares are converted to the book-entry form for subsequent receipt of payment. In this instance, they can inform the bank data for credit of the amounts in their account.

The amounts paid or credited as interest on shareholders' equity, in accordance with the relevant legislation, will be allocated to the amounts of dividends distributed for all legal purposes.

With respect to the American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE, any such payments will be made through the depositary financial institution for the ADRs securities.

In order to Eletrobras's dividend history since 1995, in addition to bonuses, reverse splits, or subscriptions, see the Eletrobras IR website (www.eletrobras.com/elb/ri>, Shares, Bonds and Dividends> Rights).

9.   Prescription

Dividends not claimed within three (3) years, as of the date they were available to shareholders, shall revert to the benefit of the Company.

Dividend Distribution Policy

10.  Glossary

The terms and expressions listed below, when used in this Dividend Policy, shall have the following meaning:

Directors: Officers and members of the Board of Directors of Eletrobras, in accordance with the specific legislation regarding corporations and the legal status of the government-controlled company and its subsidiaries.

American Depositary Receipts (ADRs): Share certificates issued by American financial institutions, backed by securities of companies from other countries.

General Assembly: highest corporate body, exclusively deliberative, characterized by the meeting of shareholders, upon convocation and installation, to deliberate on matters of interest to Eletrobras according to the powers set out in Eletrobras's Articles of Incorporation and in the Brazilian Corporate Law.

Annual Shareholder's Meeting (AM): Shareholders' Meeting to be held annually in the first four (4) months following the end of the fiscal year, in accordance with to the Brazilian Corporate Law, including discussing and voting to approve the financial statements; deliberating on the allocation of net income for the year and the distribution of dividends; electing any the members of the Board of Directors and those of the Audit Committee; and fixing the annual global compensation of the Directors and the Audit Committee.

Stock Exchanges: Stock Exchanges and entities of the organized over-the-counter market in which the securities issued by Eletrobras are or will be admitted to trading in the country or abroad, such as São Paulo Securities, Commodities and Futures Exchange (BM&FBOVESPA ), The New York Stock Exchange (NYSE) and the Madrid Stock Exchange for the Latin American Market (LATIBEX).

Company: Centrais Elétricas Brasileiras S.A. – Eletrobras.

Individual Taxpayers Registry (CPF): Document generated by the Federal Revenue Office, characterized by being personal and non-transferable, whose registration is allowed for Brazilians or foreigners residing in Brazil or abroad.

Interest on Shareholder’s Equity (ISE): Remuneration distributed to shareholders, limited to the variation of the Long-Term Interest Rate.

SELIC Fee: Average adjusted rate of the daily financing determined in the Special System for Settlement and Custody (Selic) for government bonds. For purposes of calculating the rate, the daily financing related to transactions recorded and settled in the Selic itself and in systems operated by custody or settlement houses or service providers.

Dividend Distribution Policy

Securities: As defined in article 2 of Act 6,385 dated December 7, 1976, as amended, as well as in the regulation issued by the CVM, are those issued by the Company or exchangeable or convertible into securities issued by Eletrobras.

11.    Queries

You can clarify your queries about Eletrobras's Dividend Distribution Policy or any other matter related to the capital markets, by accessing the most frequently asked questions by market agents at: www.eletrobras.com/elb/ri/perguntasfrequentes.

The Investor Relations area also provides the "IR Ombudsman", an exclusive platform to address queries, critiques, compliments, complaints and suggestions regarding the capital market. Visit www.eletrobras.com/elb/ri > IR Services> Contact IR > IR Ombudsman.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.